

Mail Stop 3720

September 1, 2015

Colin Broom
Chief Executive Officer
Nabriva Therapeutics AG
Leberstrasse 20
1110 Vienna, Austria

> **Re: Nabriva Therapeutics AG**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed August 24, 2015**
> **File No. 333-205073**

Dear Mr. Broom:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

20. Events after the Reporting Period, page F-17

1.   Refer to the third paragraph disclosing the 91,905 stock options granted to your employees. We note on page 82 that in your valuation of options under your equity incentive plans, you used an OPM that was premised on "the anticipated timing and probability of a liquidity event based on then current plans and estimates of your management board as per each valuation date." Please address the following comments.

   * Tell us why you determined that the 60% IPO probability as of the June 30, 2015 balance sheet date is the same as it was a year ago.

- Tell us your consideration of the development stage of publicly traded peer companies in forming your volatility assumption and how these companies are similar to you.
- Tell us and disclose the underlying stock price and your assumptions for such price. If the underlying stock price is different from your estimated IPO price, reconcile such price to your estimated IPO price.

23. Convertible Loans, page F-56

2.   You state that based on the mutually signed term sheet (i.e., for the April 2015 financing) dated December 30, 2014, the conversion of the CLAs was already anticipated as of the end of the reporting period and taken into consideration for the valuation of the financial instruments. Please tell us why you did not also give effect to the anticipated waiver and termination of the related call options and all accrued and future interests as of December 31, 2014.

You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Ralf Schmid
        Nabriva Therapeutics AG

        Brian A. Johnson
        Wilmer Cutler Pickering Hale and Dorr LLP